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                                                                      EXHIBIT 21



                           SUBSIDIARIES OF REGISTRANT



     The Company owns 51% of a joint venture general partnership, QUALCOMM Personnel Electronics ("QPE"). QPE is a California general partnership and does business under its own name. The Company consolidated QPE in its financial statements and presents the 49% general partner interest of Sony Electronics Inc. as a minority interest in the Company's financial statements.

     The names of other subsidiaries are omitted. Such subsidiaries would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.